SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Attunity Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.4 per share
(Title of Class of Securities)

M15332121
(CUSIP Number)

April 18, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332121	SCHEDULE 13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Europe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,720 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,720 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 139,720 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. M15332121	SCHEDULE 13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,197,967 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,197,967 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,197,967 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.0%
12	TYPE OF REPORTING PERSON CO; IA

CUSIP No. M15332121	SCHEDULE 13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,337,687 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,337,687 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,337,687 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 10.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. M15332121	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Attunity Ltd. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by (i) Sandell Asset Management Europe Limited, a United Kingdom private limited company ("SAME"); (ii) Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); and (iii) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAME and SAMC ("Mr. Sandell" and together with SAME and SAMC, the "Reporting Persons"). SAME and SAMC each serve as the investment manager of certain pooled investment vehicles that have purchased Ordinary Shares of the Company (the "Funds") and have investment discretion over the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business address of SAME and Mr. Sandell is 42-44 Grosvenor Gardens, SW1W 0EB London, United Kingdom. The principal business address of SAMC is 540 Madison Ave., 36th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP

SAME is a private limited company formed under the laws of the United Kingdom. SAMC is an exempted company formed under the laws of the Cayman Islands. Mr. Sandell is a citizen of Sweden.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value NIS 0.4 per share ("Ordinary Shares").

Item 2(e).	CUSIP NUMBER

M15332121

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. M15332121	SCHEDULE 13G/A	Page 6 of 8 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon 21,964,297 Ordinary Shares outstanding as of March 31, 2019, as reported in the Company’s Annual Report for the for the fiscal year ended December 31, 2018, filed on Form 20-F with the Securities and Exchange Commission on April 11, 2019.

The information required by Items 4(a) – (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
The Funds managed on a discretionary basis by the Reporting Persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Ordinary Shares.

CUSIP No. M15332121	SCHEDULE 13G/A	Page 7 of 8 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M15332121	SCHEDULE 13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 23, 2019

SANDELL ASSET MANAGEMENT EUROPE LIMITED

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell